Exhibit 99.1

Can-Fite’s CF602 Reverses Erectile Dysfunction in Diabetic Pre-clinical Model: Study Published in Peer-Reviewed Journal Andrologia

●	CF602’s unique mechanism of action enables potential treatment of diabetic patients and may offer an alternative to PDE5 (Viagra, Cialis, Levitra, and Stendra) non-responders accounting for 30-35% of the $3.6 billion ED market

●	Patents granted in numerous healthcare markets including the U.S., Australia, and Japan

PETACH TIKVA, Israel, June 24, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced its study titled “A3 adenosine receptor allosteric modulator CF602 reverses erectile dysfunction in a diabetic rat model” was published in the peer-reviewed journal Andrologia.

A full erectile recovery was achieved following a single dose of CF602 with restored muscle collagen ratio and endothelial cell function. Can-Fite’s CF602, an allosteric modulator of the A3 adenosine receptor (A3AR), applied topically or orally in a diabetic rat model, resulted in increased arterial blood flow and significant dose-dependent improvements in intracavernosal pressure (ICM), smooth muscle:collagen ratio, vascular endothelial growth factor and endothelial nitric oxide synthase.

While oral phosphodiesterase type 5 (PDE5) inhibitors are the current standard of care for erectile dysfunction (ED), with brands including Viagra, Cialis, Levitra, and Stendra, an estimated 30% to 35% of ED patients are non-responders, and these drugs can be contraindicated for people living with diabetes.

Data published in the article suggest CF602 could potentially offer an alternative treatment to PDE5 inhibitors, particularly to PDE5 non-responders and diabetics.

“There is a clear and unmet need in the market today for an effective alternative to PDE5 inhibitors for non-responders to the leading sexual dysfunction drugs and diabetics, many of whom cannot safely be prescribed PDE5 inhibitors. With a growing body of data and IP estate around CF602, we are evaluating potential strategic partnerships to advance CF602 toward market,” stated Can-Fite CEO Dr. Pnina Fishman.

According to Zion Market Research, the global ED market was valued at $3.64 billion in 2021 and is projected to reach $5.94 billion by 2028.

About CF602

CF602 is a novel A3AR allosteric modulator that enhances the receptor activity in the presence of the native ligand. The molecule is characterized by high selectivity at the A3AR and is capable of avoiding receptor desensitization, thus magnifying the agonist activity at low doses.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson has completed enrollment in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114